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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ProUroCare Medical, Inc.
(Name of Issuer)
Common Stock, $.00001 Par Value
(Title of Class of Securities)
74373 C 107
(CUSIP Number)
Peter C. Quittmeyer, Esq.
Sutherland Asbill & Brennan LLP
999 Peachtree St., N.E.
Atlanta, Georgia 30309-3996
(404) 853-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: Profile, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,709,181

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,709,181

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,709,181

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

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CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: Stanley L. Graves

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		100,745

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,709,181

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,745

WITH	10	SHARED DISPOSITIVE POWER:

		2,709,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,809,926

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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CUSIP No.	74373 C 107

1	NAMES OF REPORTING PERSONS: T. Forcht Dagi

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,709,181

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,709,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,709,181

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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Item 1. Security and Issuer.
     This statement is being filed jointly by and on behalf of each of Profile, L.L.C. (“Profile”), Stanley L. Graves and T. Forcht Dagi (collectively, the “Reporting Persons”). This statement relates to the common stock, par value $0.00001 per share (the “Common Stock”), of ProUroCare Medical, Inc. (the “Issuer”), whose principal executive offices are located at One Carlson Parkway, Suite 124, Plymouth, Minnesota 55447.
Item 2. Identity and Background
Profile, L.L.C.
     Profile is a Delaware limited liability company. Profile is principally engaged in the business of investing in other businesses. Profile’s business address is 2700 Corporate Drive, Suite 120, Birmingham, Alabama 35242.
     Profile’s managing members, and their principal occupations, are as follows:

Name	Title	Principal Occupation
Stanley L. Graves	Manager	Manager, Profile, L.L.C.

T. Forcht Dagi	Manager	Managing Partner, Cordova Technology Partners, LP; Manager, Profile, L.L.C
     During the last five years, neither Profile nor any of its managing members have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Stanley L. Graves and T. Forcht Dagi
     The business address of Mr. Graves is 2700 Corporate Drive, Suite 120, Birmingham, Alabama 35242. Mr. Graves’ principal occupation is described above.
     The business address of Mr. Dagi is 2500 Northwinds Parkway, Suite 475, Alpharetta, Georgia 30004. Mr. Dagi’s principal occupation is described above.
     During the last five years, neither Mr. Graves nor Mr. Dagi has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) a party to a

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civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Each of Mr. Graves and Mr. Dagi is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     In February 2004, the Issuer and ProUroCare, Inc., a Minnesota corporation (“ProUroCare”) signed a letter of intent under which a predecessor of the Issuer would form a wholly-owned subsidiary to merge with ProUroCare (the “Merger”), with ProUroCare shareholders receiving shares of the Issuer constituting approximately 84% of the outstanding Common Stock after the Merger. In connection with the Merger, the Issuer commenced a private placement of Common Stock to raise net proceeds of at least $3.0 million (the “Private Placement”). The Merger was consummated on April 5, 2004. As a result of the Merger, each share of ProUroCare common stock then outstanding was converted into the right to receive three shares of Common Stock of the Issuer.
     Prior to the Merger, Profile and ProUroCare were parties to a License Agreement dated January 14, 2002, as amended on March 22, 2002 (the “License Agreement”) pursuant to which Profile had licensed rights to Profile’s prostate imaging system and related patented technology and sold certain assets to ProUroCare. Prior to the announcement of the Merger, Profile had given notice to ProUroCare that it was in default under the License Agreement, and ProUroCare denied that it was in default.
     ProUroCare shareholders approved the Merger on March 5, 2004. At the time of shareholder approval, Profile held 1,333,333 shares of ProUroCare common stock. In connection with the Merger, Profile exercised dissenters’ rights with respect to a portion of the shares of ProUroCare common stock then held by Profile.
     On March 23, 2004, Profile and ProUroCare entered into a Letter of Understanding (the “Letter of Understanding”) pursuant to which Profile agreed to, among other things:
•	withdraw its default letters under the License Agreement and waive any existing defaults under the license;

•	transfer 300,000 shares of ProUroCare common stock to ProUroCare; and

•	release all dissenters’ rights claims in connection with the Merger.
In return, ProUroCare agreed to, among other things:
•	use at least $1.2 million of the funds raised in the Private Placement for research, development and commercialization activities related to the License Agreement; and

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•	pay Profile $750,000, $100,000 of which is payable by April 30, 2004 (the “Effective Date”) and the remainder in the form of a promissory note (the “Note”) which was payable within six months of the Effective Date and secured by the assets of ProUroCare.
     Additionally, Maurice Taylor, the Chairman of the Board of ProUroCare (and now Chairman of the Board and Chief Executive Officer of the Issuer) agreed to certain restrictions on his ability to dispose of shares of Common Stock beneficially owned by Mr. Taylor so long as amounts were owing under the Note. On October 4, 2004, the Note was paid in full and the restrictions on Mr. Taylor’s shares of Common Stock expired.
     In addition, ProUroCare agreed to cause the Issuer to file a registration statement on Form SB-2 with the Securities and Exchange Commission within 120 days after the final closing of the Private Placement to register the resale of the Common Stock that Profile would receive in the Merger. The Form SB-2 registration statement was declared effective on January 24, 2005. A shareholders’ agreement to which Profile was a party was also terminated in connection with the Letter of Understanding.
     As a result of the above agreements, upon consummation of the Merger 1,033,333 shares of ProUroCare common stock held by Profile were converted into the right to receive 3,099,999 shares of Common Stock of the Issuer.
Item 4. Purpose of Transaction.
     All of the shares of Common Stock acquired by Profile as described in Item 3 herein were acquired and are held for investment purposes.
     Other than as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that (1) Profile may sell Common Stock in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”) or in unregistered transactions to the extent permitted by Rule 144 promulgated under the Securities Act or other applicable exemptions from registration under the Securities Act; and (2) in the event of a termination by Profile of the License Agreement other than due to the (i) the expiration of the last to expire patent included in the licensed technology, or (ii) the date that the licensee permanently ceases sale of devices incorporating the licensed technology, Profile shall be obligated to return approximately 1,615,385 shares of Common Stock, subject to adjustment for any stock splits or dividends.
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the Issuer’s board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that would impede the acquisition of control of the Issuer by any person;
(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or
(j)	any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	See Boxes 11 and 13 of each of cover pages 2-4 and Item 3.

(b)	See Boxes 7-10 of each of cover pages 2-4 and Item 2.

(c)	On December 30, 2005, Profile sold 125,000 shares of Common Stock to an unrelated third party for $0.55 per share in a privately negotiated transaction. The purchase price in this transaction was negotiated on an arms-length basis.

(d)	Cordova Technology Partners, LP, a Delaware limited partnership (“Cordova”), is a member of Profile and has a 39.75% equity interest in Profile. As a result of its equity interest in Profile, Cordova has an indirect pecuniary interest in 1,076,899 shares, or approximately 7.6%, of the Common Stock outstanding as of the date of this report. Cordova is a non-managing member of Profile and does not have or share the power to vote or dispose of the Common Stock held by Profile. Cordova’s business address is 2500 Northwinds Parkway #475, Alpharetta, Georgia 30004. Cordova’s sole general partner is Cordova Technologies, LLC. T. Forcht Dagi serves as Managing Partner of Cordova.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     See Items 3 and 4 above.
Item 7. Materials to be Filed as Exhibits.

Exhibit A	Letter of Understanding between Profile and ProUroCare, dated March 23, 2004 (filed by incorporation by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form SB-2 filed by ProUroCare on October 1, 2004).

Exhibit B	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Profile, Stanley L. Graves, and T. Forcht Dagi.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 1, 2006

By:	/s/ Stanley L. Graves
Stanley L. Graves

By:	/s/ T. Forcht Dagi
T. Forcht Dagi

PROFILE, L.L.C.
By:	/s/Stanley L. Graves
Stanley L. Graves
Manager

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INDEX TO EXHIBITS

Exhibit A	Letter of Understanding between Profile and ProUroCare, dated March 23, 2004 (filed by incorporation by reference to Exhibit 10.15 to Amendment No. 1 to the Registration Statement on Form SB-2 filed by ProUroCare on October 1, 2004).

Exhibit B	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Profile, Stanley L. Graves, and T. Forcht Dagi.

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Exhibit B
Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.
     Each of the undersigned hereby agrees to be included in the filing of a Schedule 13D with respect to the issued and outstanding Common Stock of ProUroCare Medical, Inc. beneficially owned by each of the undersigned, respectively.
Date: February 28, 2006

/s/ Stanley L. Graves
Stanley L. Graves

/s/ T. Forcht Dagi
T. Forcht Dagi

PROFILE, L.L.C.
By:	/s/ Stanley L. Graves
Stanley L. Graves
Manager